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                    July 17, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Jeffrey Riedler Assistant Director Mail Stop 6010
Re:	Osiris Therapeutics, Inc. Registration Statement on Form S-1 Amendment No. 1 filed on June 20, 2006 File No. 333-134037

Dear Mr. Riedler:

        On behalf of Osiris Therapeutics, Inc. (the "Company"), this letter responds to the Staff's comment letter dated June 28, 2006 regarding Amendment No. 1 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 20, 2006 and certain supplemental comments transmitted by the Staff by telephone on July 14, 2006. A marked copy of Amendment No. 2 showing the changes from Amendment No. 1 is attached for your reference. For your convenience and as requested by comment number two in the Staff's comment letter dated June 8, 2006, each of the Staff's comments has been reproduced below (please note that the supplemental comments transmitted to the Company by telephone are reproduced below to the best of our ability based on the telephonic communication), followed by the Company's response to such comment.

Amendment 1 to Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Research and Development Costs, pages 38 - 39

RESPONSE TO COMMENTS TRANSMITTED BY LETTER DATED JUNE 28, 2006

1.
Refer to your response to comment 17. We acknowledge your disclosure that the company cannot quantify precisely the internal research and development costs incurred on a project-by-project basis. Please provide as much quantitative and qualitative information as possible on another basis instead. Alternative presentations could show a breakdown of internal vs. external costs incurred and could detail these costs further by some other category. For example, including the costs incurred for preclinical, clinical and non-clinical trials would be informative. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the composition of these expenses. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the desired insights into your research and development costs.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 38, 43 and 44 to provide additional information helpful to investors in understanding the Company's research and development expenses during fiscal year 2005, and during the first quarter of fiscal 2006. This includes a statement as to aggregate research and development expenses from inception, and a breakdown into specific categories of research and development expenses for the most recent fiscal year and the first quarter of fiscal year 2006.

Stock Compensation, page 43

2.
We acknowledge your response to comment 31. When you have determined the IPO price, please disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 41 to include the requested additional information. Your attention is also respectfully directed to the Company's response to what we have referred to below as the Staff's Supplemental Comment No.1.

3.
Clarify the date you hired the valuation specialist. If the date was subsequent to December 31, 2005, a retrospective valuation may have been performed, which should be clarified in the filing. In addition, valuations done by the board of directors are not considered performed by a third party. Also, it is not clear why you believe those valuations were done contemporaneously given that the board of directors only meets periodically. Please revise accordingly.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on pages 39 and 40 of the Registration Statement to clarify that the third party valuation was retrospective because the valuation specialist was hired on February 9, 2006, and that the periodic valuations prepared by the Board of Directors during 2005 were in many cases not contemporaneous with grants of stock-based compensation.

4.
With respect to your stock valuations, please provide the following:

•
Disclose the significant assumptions and methodologies used in determining your valuation at each issuance date of an equity instrument.

•
Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

  •
  The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  •
  Tell us why your valuations do not consider the fact that sales began in July 2005. Although the amounts were small, it would appear that the introduction of sales would be a significant event that should be considered in determining the valuation of your stock.

  •
  Tell us how the Series E convertible preferred stock issued for $2.50 per share, the convertible promissory notes issued, and the conversion of the convertible promissory notes to Series D convertible preferred stock at $2.00 per share compare to the valuation of your common stock and why the valuations differ.

  •
  Clarify if the Series E convertible preferred stock and the convertible promissory notes were issued to third parties and how that factor was considered in determining your valuation for your common stock.

  •
  Please evaluate all significant events during the year and provide us an analysis with a timeline justifying your valuations for each period considering each event.

  RESPONSE:    In response to the Staff's comment the Company has revised its disclosure on pages 39 and 40 of the Registration Statement to more fully explain the basis for its stock valuations.

  Responding to the 5th bullet point included in the Staff's comment, the Company respectfully submits that there is no direct and clearly quantifiable correlation between the per share price for the Series E preferred stock, the convertible promissory notes issued, and the conversion of the convertible promissory notes to Series D preferred stock and the valuation of the Company common stock, except to say that the preferences and special rights associated with the preferred stock and convertible promissory notes generally justify conversion at a higher per common share value, as compared to the underlying common stock at the time of issue. For example, the Series E preferred stock has special preferences and is senior in liquidation preference to the common stock. The Company submits that the conversion price applicable to the Series E preferred stock, as compared to the Board determined value of its common stock, is reflective of those preferences. The Company further submits that the timing of the issuance of the Series E preferred stock at $2.50 per share—more than 75% of which was issued after October 15, 2005—may have been reflective of the investors' appreciation for the successful fundraising efforts of the Company through October 2005, and increased prospects for success in the fourth quarter, as further described in the disclosure on pages 40 and 41 of the Registration Statement. Moreover, the Company submits that the conversion rate for the preferred stock and convertible promissory notes may not be an appropriate proxy for the value of the common stock because conversion is typically optional and becomes mandatory only upon the occurrence of a significant event, such as an IPO or change in control.

  The conversion of the promissory notes for Series D convertible preferred stock was at par, that is, these promissory notes were demand notes delivered as payment for Series D preferred stock at the same $2.00 per share price as was paid by other purchasers. Accordingly, the Company submits that there was no correlation between the terms of those notes and the per share value of the common stock on the date of issue of the notes. Similar to the Series E preferred stock, the Series D preferred stock has special preferences and is senior in liquidation preference to the common stock. The Company submits that, even though there is no direct and clearly quantifiable correlation, the conversion prices applicable to the Series D preferred stock, as compared to the Board determined value of its common stock, is reflective of those preferences, and the higher conversion price of the Series D preferred stock, as compared to the then Board established fair market value for the common stock, is consistent.

  The outstanding convertible promissory notes, although convertible into common stock, are primarily debt instruments. In the event that an IPO does not occur prior to the dates stated in the respective convertible promissory notes, the notes provide that holders are entitled to the repayment of the face amount of the notes, together with accrued interest and a premium. The Company advises that the effective interest rate on the outstanding notes is approximately 15% and that the redemption provisions could increase the future effective interest rate significantly. The Company submits, therefore, that even though there is no direct and clearly quantifiable correlation, the common stock conversion prices applicable to these notes, which were appreciably greater than the then Board established fair market value for the common stock, are consistent.

  Responding to the 6th bullet point of the Staff's comment, the Company notes that almost half of the number of shares of Series E preferred stock issued, and all of the convertible promissory notes issued in calendar year 2005, were issued to unrelated third parties. The Company advises that the status of these investors as unrelated third parties, however, was not considered in determining the valuation of the common stock.

Registration Rights, page 92

5.
Refer to your response to comment 24. Please include the registration rights agreement for the $20.6 million convertible note as an exhibit. Your response to comment 24 did not address the other registration rights agreements that you discuss on pages 92 and 93. Please reevaluate your accounting for the other agreements and provide us your analysis as previously requested. Tell us and disclose in the filing your obligations under all the registration rights agreements. Discuss any liquidating penalties or other significant terms.

  RESPONSE:    In response to the Staff's comment, the Company has filed the registration rights agreement for the $20.6 million convertible note, and forms of the other convertible notes containing registration rights, as Exhibits 10.32 through 10.35 to the Registration Statement. The Company respectfully notes that its disclosure on pages 89 and 90 of the Registration Statement includes all significant terms of the registration rights agreement for the $20.6 million convertible note. Additional discussion has been provided on page 90 to disclose that (1) none of the registration rights agreements to which the Company is subject provide for any liquidated damages as contemplated in EITF 05-4 "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19," and (2) although the Company is subject to certain obligations under the registration rights agreements, there is no cash or other form of liquidated damages associated with the Company's failure to successfully register the shares.

6.
Prior to going effective, please revise the filing to account for the reverse stock split that will occur prior to the consummation of the offering. In addition, please clarify how a reverse stock split will result in additional authorized and issued shares to satisfy the company's obligations under the registration rights agreements and other commitments. Please revise or advise.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the filing to account for a one-for-four reverse stock split. Such a reverse split will result in approximately 23,536,102 shares of common stock issued and outstanding, taking into account additional shares to be issued upon mandatory conversion resulting from an initial public offering and potential shares to be issued upon elective conversion, but excluding an as yet undetermined number of shares to be actually issued in the offering. The Company's Certificate of Incorporation currently authorizes, and following completion of the offering will continue to authorize, 90,000,000 shares, resulting in approximately 66,463,898 authorized and unissued shares available for issuance in the offering. The Company does not anticipate issuing more than approximately 4,000,000 shares in the offering. Based upon this analysis, the Company anticipates that there will be a sufficient number of shares authorized and unissued following the offering to satisfy all registration rights and other commitments for the issuance of common stock.

Financial Statements

Revenue Recognition, page F-10

7.
Refer to comment 29 and your response. Please tell us if the incidental assignment of technology rights is from a related party. If so, the amount recorded for the technology rights should be based on the GAAP basis of the related party and should be recorded as contributed capital in the financial statements. In addition, please tell us the basis for capitalizing the amount and any consideration given to recording the amount as in-process research and development. Refer to paragraph 11c of SFAS 2.

  RESPONSE:    In response to the Staff's comment, the Company respectfully submits that the Company did not receive any revenue from related parties. Additionally, the Company respectfully refers the Staff to the disclosure on page F-11, which indicates that all research and development costs are expensed as incurred and therefore the Company has no capitalized in-process research and development costs.

Stock Compensation, page F-12

8.
Refer to comment 30 and the additional disclosure provided. Please address the following comments:

•
Provide a consent from the valuation expert that you reference.

•
Provide us with an analysis of all equity issuances from the date of the latest balance sheet through the date of your response. For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

  RESPONSE:    The Company acknowledges the Staff's comment, and respectfully submits that a consent from its valuation expert is not required. The expert was retained prior to the initiation of this offering and for a purpose unrelated to the offering. In addition, the valuation report was not prepared for use in connection with this Registration Statement, and the valuation expert did not prepare or certify any part of the Registration Statement. Your attention is also respectfully directed to the Company's response to what we have referred to below as the Staff's Supplemental Comment No.3, wherein the Company advises that the Board's determination as to value was not based solely on the third-party valuation.

  In response to the Staff's comment, the Company has provided an analysis of all equity issuances from the beginning of the 2005 fiscal year until March 31, 2006. This analysis is set forth on Exhibit A to this response letter.

Notes Payable and Capital Lease Obligations, pages F-16—F-17

9.
Refer to comment 33 and your response. It is unclear from your additional disclosure how the conversion rate of the loans from related parties to Series D mandatorily redeemable convertible preferred stock was determined. Please clarify.

  RESPONSE:    In response to the Staff's comment, the Company has revised the disclosure on page F-18 of the Registration Statement to disclose that the conversion rate of the convertible notes was the same as the rate paid by other purchasers of the Series D mandatorily redeemable convertible preferred stock.

10.
Refer to comment 34. When the price range of the IPO has been established, please disclose in Management's Discussion and Analysis the expected effect on your results of operations of recording the beneficial conversion feature for the convertible promissory notes of $19.8 million, $20.6 million and $2 million and provide us a calculation based on the estimated IPO price per share.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and directs your attention to what we have referred to below as Supplemental Comment No. 1.

RESPONSE TO SUPPLEMENTAL COMMENTS TRANSMITTED BY TELEPHONE ON JULY 14, 2006

Stock Compensation Management's Discussion and Analysis of Financial Condition and Results of Operations, p. 43

1.
Please provide the information requested in the Staff's letter of June 28, 2006 under Comment 2, the second and last bullet point in Comment 4 and Comment 10.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has added disclosure on page 41 to provide the intrinsic value of outstanding vested and unvested options based on the estimated IPO price as of March 31, 2006. The Company has also added disclosure on pages 39 and 40 to describe the factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

  In addition, the Company has added disclosure on page 41 to update the significant events that have occurred during the period from March 31, 2006 until the date of this response letter. On April 5, 2006, the Company completed enrollment in a Phase I clinical trial for Provacel, its biologic drug candidate for the repair of heart muscle in patients who have suffered a heart attack. On April 25, 2006, the Company completed enrollment in a Phase I/II clinical trial for Chondrogen, its biologic drug candidate for the regeneration of meniscus. As a result of these events, the Company has reviewed its Board's determinations of fair value and has determined retroactively for financial reporting purposes that the fair value of the Company's common stock from April 1, 2006 until the date of this response letter was $12.00 per share. The Company intends to record $512,000 of additional deferred compensation relating to stock option grants made during this period in its financial statements for the period ending June 30, 2006.

  As a result of the IPO, the Company anticipates the conversion of its $19.8 million and $2 million notes. A total of $12.3 million of these notes have beneficial conversion provisions. The value of this conversion feature was determined on the commitment date. Accordingly, an interest charge of $37,000, will be recorded upon the anticipated conversion of these instruments as required by EITF 98-5.

Registration Rights, p. 92

2.
With respect to Comment 6 and your reverse stock split effective as of the closing date, we believe that historical EPS should not reflect the stock split because there is no legal obligation to make the split. Instead, the stock split should be reflected in pro forma EPS on the face of the financial statements and elsewhere. In addition, appropriate discussion of the stock split should be included under "Management's Discussion and Analysis of Financial Condition and Results of Operations," including pro forma effects.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the disclosure on F-28 to clarify the timing of the reverse stock split. In addition, the Company has added disclosure on pages 36 and 37 to describe the stock split in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including the pro forma effects of the stock split.

Financial Statements, Stock Compensation on F-12

3.
With respect to Comment 8, either name the independent valuation expert, update the section of the Registration Statement titled "Experts" and file a consent of the independent valuation expert or remove language that suggests that management relied on the independent valuation expert in determining fair value.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 40 and F-12 to clarify that the Company's Board of Directors has made all determinations of fair value and that the report of the independent valuation expert was only one factor that the Board used to make such determination. As a result, the Company respectfully submits that it is not necessary to name the valuation expert under "Experts" or provide a consent of the valuation expert.

General

4.
Describe why the Company believes that the completion of enrollment of the two studies described in press releases on April 5 and April 25 did not increase the fair value of the Company's common stock or disclose the impact on valuation of these milestones. In addition, describe any event that allowed the Company to go forward with its initial public offering.

  RESPONSE:    The Company respectfully acknowledges the Staff's comment and has reviewed its determinations of fair value based on the completion of these milestones. As a result of this review, the Company has determined retroactively for financial reporting purposes that the fair value of the Company's common stock from April 1, 2006 until the date of this response letter was $12.00 per share. The Company intends to record $512,000 of additional deferred compensation relating to stock option grants made during this period in its financial statements for the period ending June 30, 2006. The Company maintains that there was no specific event or occurrence that allowed it to go forward with its initial public offering.

        Any questions or comments should be addressed to the undersigned at (215) 864-8606 or Douglas Fox at (410) 528-5505.

Sincerely,
Justin P. Klein
cc:	C. Randal Mills, Ph.D. President and Chief Executive Officer Osiris Therapeutics, Inc. 2001 Aliceanna Street Baltimore, MD 21231
Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019

EXHIBIT A
Schedule of Equity Instrument Grants for the Period from January 1, 2006 to July 15, 2006(1)

Date	Transaction	Stock Grants	Option Grants	Exercise Price	Estimated Fair Value	Intrinsic Value Per Share	Total Value
							(thousands)
January 11, 2006	Stock Grant	12,500		$—	$6.84	$6.84	$86
January 11, 2006	Option Grant (2)		140,000	0.40	6.84	6.44	902
February 16, 2006	Option Grant		1,500	0.40	6.84	6.44	10
February 27, 2006	Option Grant		250	0.40	6.84	6.44	2
March 27, 2006	Option Grant		1,250	0.40	6.84	6.44	8
March 29, 2006	Option Grant		500	0.40	6.84	6.44	3

Activity for the three months ended March 31, 2006		12,500	143,500				1,011

April 3, 2006	Option Grant		1,250	$0.46	$12.00	$11.60	$15
April 6, 2006	Option Grant		1,250	6.84	12.00	5.16	6
April 17, 2006	Option Grant		500	6.84	12.00	5.16	3
April 17, 2006	Stock Grant	10,000		—	12.00	12.00	120
April 19, 2006	Option Grant		750	6.84	12.00	5.16	4
April 20, 2006	Restricted Stock Grant	6,250		—	12.00	12.00	75
May 1, 2006	Option Grant		3,750	6.84	12.00	5.16	19
June 1, 2006	Stock Grant	307		—	12.00	12.00	4
June 12, 2006	Option Grant		75,000	6.84	12.00	5.16	387

Activity for the period from April 1, 2006 through July 15, 2006		16,557	82,500				$633

(1)
Reflects a one-for-four reverse stock split to be consummated simultaneously with the effectiveness of the registration statement, and immediately prior to the completion of the company's initial public offering.

(2)
Options granted pursuant to employment agreements entered into in 2004.

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EXHIBIT A Schedule of Equity Instrument Grants for the Period from January 1, 2006 to July 15, 2006(1)